Juhl Wind, Inc.
996 190th Avenue
Woodstock, Minnesota 56186

September 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Juhl Wind, Inc. Post-Effective Amendment No. 1
to Registration Statement on Form S-1 (File No. 333-154617)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Juhl Wind, Inc., a Delaware corporation (the “Registrant”), hereby withdraws Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-154617) (as amended, the “Existing Registration Statement”).

The Post-Effective Amendment to the Existing Registration Statement was filed to (i) remove from registration 1,452,100 shares of the Registrant’s common stock that were issuable upon exercise of the Registrant’s Series A warrants and (ii) register for resale 1,452,100 shares of the Registrant’s common stock that are issuable upon conversion of the Registrant’s Series B convertible preferred stock (the “Conversion Shares”).  The Post-Effective Amendment is being withdrawn so that the Registrant may file a new registration statement registering the Conversion Shares for resale under the Securities Act.

No securities were offered or sold in connection with the offering pursuant to the Existing Registration Statement.

Very truly yours,

BY:	/S/ JOHN. P. MITOLA

Name: John P. Mitola
Title: President